    As filed with the Securities and Exchange Commission on November 7, 2000
                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                             NETERGY NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------

            DELAWARE             2445 MISSION COLLEGE BLVD.     77-0142404
(STATE OR OTHER JURISDICTION OF    SANTA CLARA, CA 95054     (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)       (408) 727-1885       IDENTIFICATION NUMBER)

               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

                                   PAUL VOOIS
                                   PRESIDENT,
                CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                             NETERGY NETWORKS, INC.
                           2445 MISSION COLLEGE BLVD.
                              SANTA CLARA, CA 95054
                                 (408) 727-1885
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   ----------

                                   Copies to:
                             JOHN T. SHERIDAN, ESQ.
                               JAY D. HANSEN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                                   ----------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------

                              CALCULATION OF REGISTRATION FEE
===================================================================================================
                                                          PROPOSED       PROPOSED
                                                           MAXIMUM       MAXIMUM
       TITLE OF EACH CLASS               AMOUNT           OFFERING      AGGREGATE      AMOUNT OF
        OF SECURITIES TO                  TO BE             PRICE        OFFERING    REGISTRATION
          BE REGISTERED                REGISTERED       PER SHARE(1)     PRICE(1)         FEE
---------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.    3,555,303 shares      $3.953125     $14,054,558       $3,710
===================================================================================================

(1) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on November 1, 2000, as reported on the Nasdaq National Market.

                                   ----------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                        3,555,303 SHARES OF COMMON STOCK

                             NETERGY NETWORKS, INC.

        The selling stockholders listed inside are offering to sell up to 3,555,303 shares of Netergy Networks, Inc. common stock for their own account. We will not receive any proceeds from such sales. We issued these shares of our common stock to the selling stockholders in a private transaction.

        Our common stock is listed on the Nasdaq National Market under the symbol "NTRG." On November 2, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $3.9375 per share.

        YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

                                   ----------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.







                The date of this Prospectus is November 7, 2000.

                       WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning Netergy Networks, Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

        The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c) 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders have sold all the shares.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

        1. Our Annual Report on Form 10-K for the fiscal year ended March 30, 2000 filed June 28, 2000.

        2. Our Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2000 filed August 14, 2000.

        3. Our Current Reports on Form 8-K, filed with the SEC on May 23, 2000, May 26, 2000 and July 14, 2000 (as amended on September 12, 2000).

        4. Our Proxy Statement dated July 7, 2000, filed in connection with our 2000 Annual Meeting of Stockholders.

        5. The description of our common stock in our registration statement on Form 8-A, filed with the SEC on November 21, 1996, including any amendments or reports filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You should direct any requests for documents to David Stoll, Chief Financial Officer and Vice President, Finance, 2445 Mission College Blvd., Santa Clara, California 95054, telephone: (408) 727-1885.

                                   THE COMPANY

        We develop and market prepackaged Internet Protocol (IP) network services, open service creation environment and embedded network appliance technology for converged voice and data networks. We market our embedded network appliance technology products mainly to telecommunications equipment manufacturers. We market our IP network services, including our Netergy iPBX and Unified Messaging solutions, as well as our open service creation environment technology products to both emerging telecommunications service providers and to telecommunications equipment manufacturers.

        In June 2000 we acquired U|Force, Inc., a privately held, development stage company based in Montreal, Canada, that is developing a comprehensive Java platform, the Service Life Cycle Environment (SLCE), which includes an open service creation environment (SCE) and prepackaged services that can be customized to respond to the evolving needs of telecommunications service providers.

        Our principal offices are located at 2445 Mission College Blvd., Santa Clara, California 95054 and our telephone number is (408) 727-1885.

                                  RISK FACTORS

        Before you invest in our common stock, you should become aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase shares of our common stock. The risks set out below may not be exhaustive.

        WE HAVE A HISTORY OF LOSSES AND WE ARE UNCERTAIN AS TO OUR FUTURE PROFITABILITY

        We recorded an operating loss of approximately $3.9 million in the quarter ended June 30, 2000 and had an accumulated deficit of $57.0 million at June 30, 2000. In addition, we recorded operating losses for the fiscal years ended March 31, 2000 and 1999, respectively. We expect to continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to generate significant revenue growth to achieve profitability. Given our history of fluctuating revenues and operating losses, we cannot be certain that we will be able to achieve profitability on either a quarterly or annual basis.

        WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO SUPPORT OUR GROWTH, AND FAILURE TO DO SO IN A TIMELY MANNER MAY CAUSE US TO DELAY OUR PLANS FOR GROWTH

        As of June 30, 2000, we had approximately $49.4 million in cash and cash equivalents. We believe that we will be able to fund planned expenditures and satisfy our cash requirements for at least the next twelve months from existing cash balances. However, we may seek to explore business opportunities, including acquiring or investing in complementary businesses or products that will require additional capital from equity or debt sources. Additionally, the development and marketing of new products could require a significant commitment of resources, which could in turn require us to obtain additional financing earlier than otherwise expected. We may not be able to obtain additional financing as needed on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition and results of operations. If we issue additional equity or convertible debt securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock.

        THE GROWTH OF OUR BUSINESS AND FUTURE PROFITABILITY DEPENDS ON FUTURE IP TELEPHONY REVENUE

        We believe that our business and future profitability will be largely dependent on widespread market acceptance of our IP telephony products. Our videoconferencing semiconductor business has not provided, nor is it expected to provide, sufficient revenues to profitably operate our business. To date, we have not generated significant revenue from the sale of our IP telephony products. If we are not able to generate significant revenues selling into the IP telephony market, it would have a material adverse effect on our business and operating results.

        Success of our IP telephony product strategy assumes that there will be future demand for IP telephony systems. In order for the IP telephony market to continue to grow, several things need to occur. Telephone service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. IP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss and unreliable bandwidth, so that toll-quality service can be provided. IP telephony equipment must achieve the 99.999% reliability that users of the public switched telephone network have come to expect from their telephone service. IP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur our business may not grow.

        OUR FUTURE OPERATING RESULTS MAY NOT FOLLOW PAST OR EXPECTED TRENDS DUE TO MANY FACTORS AND ANY OF THESE COULD CAUSE OUR STOCK PRICE TO FALL

        Our historical operating results have fluctuated significantly and will likely continue to fluctuate in the future, and a decline in our operating results could cause our stock price to fall. On an annual and a quarterly basis there are a number of factors that may affect our operating results, many of which are outside our control. These include, but are not limited to:

-       changes in market demand;

-       the timing of customer orders;

-       competitive market conditions;

-       lengthy sales cycles, regulatory approval cycles;

-       new product introductions by us or our competitors;

-       market acceptance of new or existing products;

-       the cost and availability of components;

-       the mix of our customer base and sales channels;

- variation in capital spending budgets of communications service providers;

-       the mix of products sold;

-       the management of inventory;

-       the level of international sales;

-       continued compliance with industry standards; and

-       general economic conditions.

        Our gross margin is affected by a number of factors including, product mix, the recognition of license and other revenues for which there may be no or little corresponding cost of revenues, product pricing, the allocation between international and domestic sales, the percentage of direct sales and sales to resellers, and manufacturing and component costs. The markets for our semiconductor and Media Hub products are characterized by falling average selling prices. We expect that, as a result of competitive pressures and other factors, gross profit as a percentage of revenue for our semiconductor products will likely decrease for the foreseeable future. The market for IP telephony semiconductors is likely to be a high volume market characterized by commodity pricing. We will not be able to generate average selling prices or gross margins for our IP telephony semiconductors similar to those that we have historically commanded for our videoconferencing semiconductors. In addition, the gross margins for our Media Hub systems products are, and will likely continue to be, substantially lower than the gross margins for our videoconferencing semiconductors. In the likely event that we encounter significant price competition in the markets for our products, we could be at a significant disadvantage compared to our competitors, many of which have substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure.

        Variations in timing of sales may cause significant fluctuations in future operating results. In addition, because a significant portion of our business may be derived from orders placed by a limited number of large customers, including OEM customers, the timing of such orders can also cause significant fluctuations in our operating results. Anticipated orders from customers may fail to materialize. Delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements or international economic conditions. The adverse impact of a shortfall in our revenues may be magnified by our inability to adjust spending to compensate for such shortfall. Announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing products, which would also have a material adverse effect on our business and operating results.

        As a result of these and other factors, it is likely that in some or all future periods our operating results will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price of our common stock.

        THE LONG AND VARIABLE SALES AND DEPLOYMENT CYCLES FOR OUR IP TELEPHONY SOFTWARE PRODUCTS MAY CAUSE OUR REVENUE AND OPERATING RESULTS TO VARY SIGNIFICANTLY

        Our IP telephony software products, including our Netergy iPBX, Unified Messaging and Service Life Cycle Environment (SLCE) products, have lengthy sales cycles and we may incur substantial sales and marketing expenses and expend significant management effort without making a sale. A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy product evaluation and qualification process. In addition, the length of our sales cycles will vary depending on the type of customer to whom we are selling and the product being sold. Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely and will depend on:

-       the size of the network deployment;

-       the complexity of our customers' network environments;

-       our customers' skill sets;

- the hardware and software configuration and customization necessary to deploy our products; and

-       our customers' ability to finance their purchase of our products.

        As a result, it is difficult for us to predict the quarter in which our customers may purchase our products and our revenue and operating results may vary significantly from quarter to quarter.

        IF OUR PRODUCTS DO NOT INTEROPERATE WITH OUR CUSTOMERS' NETWORKS, ORDERS FOR OUR PRODUCTS WILL BE DELAYED OR CANCELED AND SUBSTANTIAL PRODUCT RETURNS COULD OCCUR, WHICH COULD HARM OUR BUSINESS

        Many of the potential customers for our Netergy iPBX and Unified Messaging products have requested that our products be designed to interoperate with their existing networks, each of which may have different specifications and use multiple standards. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products must interoperate with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products do not interoperate with existing equipment or software in our customers' networks, installations could be delayed, orders for our products could be canceled or our products could be returned. This could harm our business, financial condition and results of operations.

        INTENSE COMPETITION IN THE MARKETS IN WHICH WE COMPETE COULD PREVENT US FROM INCREASING OR SUSTAINING OUR REVENUE AND PREVENT US FROM ACHIEVING PROFITABILITY

IP Telephony and Multimedia Communication Semiconductors and Media Hub Markets

        We compete with both manufacturers of digital signal processing semiconductors and media hub products developed for the growing VoIP marketplace. We also compete with manufacturers of multimedia communication semiconductors. The markets for our products are characterized by intense competition, declining average selling prices and rapid technological change.

        The principal competitive factors in the market for IP telephony and videoconferencing semiconductors and firmware include product definition, product design, system integration, chip size, code size, functionality, time-to-market, adherence to industry standards, price and reliability. We have a number of competitors in this market including Analog Devices, Inc., Audio-Codes Ltd., Broadcom Corporation, Conexant Systems, Inc., DSP Group, Inc., Lucent Technologies, Motorola, Inc., Philips Electronics NV, Texas Instruments/Telogy Networks, Inc., Mitel Semiconductors, Winbond Electronics Corporation, and Radvision Ltd. Certain of our competitors for IP telephony and videoconferencing semiconductors maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

        Principle competitive factors in the market for VoIP media hub products include product definition, product design, system integration, system functionality, time-to-market, interoperability with common network equipment, adherence to industry standards, price and reliability. Currently there are a limited number of system suppliers offering residential and small office VoIP media hub-like products, including Komodo Technology (which is being acquired by Cisco Systems), Nx Networks and MCK Communications. We expect, however, that this market will be characterized by intense competition, declining average selling price and rapid technology change. In addition, our presence in the VoIP systems business may result in certain customers or potential customers perceiving us as a competitor or potential competitor, which may be used by other semiconductor manufacturers to their advantage.

Netergy iPBX Server Software Market

        We compete with suppliers of traditional PBXs, Centrex equipment and newer generation IP-based solutions that seek to sell such products to telecommunication service providers, which in turn offer voice services to the Small Medium Enterprise (SME) marketplace. This market is rapidly shifting to a network centric, IP-based solutions model. New IP-based solutions are cannibalizing traditional markets due to increased efficiencies of IP technology, ability to integrate vertical services, lower costs, increases in return on investment (ROI), improved features sets and the requirement for rapid innovation. As an IP-based solution, the Netergy iPBX product competes by leveraging the innate efficiencies of IP architectures and combining those efficiencies with best-of-class features from competitive products. This market is characterized by rapid technological change, intense competition and first mover advantage.

        The main competition includes Lucent Technologies, Nortel Networks, VocalData, Inc., VocalTec Communications, Inter-tel Inc. and several other providers of traditional and newer generation IP-based solutions. Although each of these companies is in competition with our iPBX product suite, all today provide solutions based on past-generation integrated solutions, whereas the ATS product suite and hosted iPBX establishes a new methodology for addressing an existing growth market. Directly competitive products targeted for general release in calendar year 2001 are currently under development at several pre-IPO startup companies, including BroadSoft, Inc. (which is being acquired by Unisphere Networks), Sylantro Systems, UniData Corporation, Tundo Corporation and Shoreline Communications.

        Principle competitive factors in the market for hosted iPBX solutions include product feature parity, interface design, product reliability, time-to-market, adherence to standards, price, functionality and IP network delivery/design. We believe that the market for iPBX solutions is currently in the initial adoption phase and that growth of the market will be driven by the ability of iPBX products to meet the advanced feature requirements of service providers and SME users, by the lower costs of IP-based solutions, and by a general trend toward the replacement of circuit-switched networks with packet-switched ones.

Netergy Service Life Cycle Environment (SLCE) Software

        We compete with suppliers of traditional telecom AIN (Advanced Intelligent Networks - SS7) infrastructure and newer generation IP-based solutions that seek to sell such products to telecommunications service providers, which in turn offer voice, video and data services to the marketplace. This market is rapidly shifting to an IP-based solutions model. New IP-based solutions are cannibalizing traditional solutions due to increased efficiencies of IP technology, ability to integrate vertical services, lower costs, increases in return on investment (ROI), improved features sets and the requirement for rapid innovation. As an IP-based solution, the Netergy SLCE product competes by leveraging the innate efficiencies of IP architectures and combining those efficiencies with best-of-class features from competitive products. This market is characterized by rapid technological change, intense competition and first mover advantage.

        The main competition includes Lucent, Nortel Networks, Tekelec, Alcatel and several other providers of traditional and newer generation IP-based solutions. Although each of these companies is in competition with out SLCE product suite, all today provide solutions based on past-generation integrated solutions, whereas the SLCE product suite establishes a new methodology for addressing the existing market and the new emerging IP services market. Directly competitive products targeted for general release in calendar year 2001 are currently under development at several pre-IPO startup companies, including Ubiquity Software Corporation, Pagoo, dynamicsoft, Inc., Sylantro Systems, and LongBoard, Inc.

        Principle competitive factors in the market for the SLCE solutions include product feature parity, interface design, product reliability, time-to-market, adherence to standards, price, functionality and IP network delivery/design. We believe that the market for SLCE solutions is currently in the initial adoption phase and that growth of the market will be driven by the ability of SLCE type products to meet the advanced feature requirements of service providers and vertical systems integrators, by the lower costs of IP-based solutions, and by a general trend toward the replacement of circuit-switched networks with packet-switched networks.

     We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies. If our competitors successfully introduce new products or enhance their existing products, this could reduce the sales or market acceptance of our products and services, increase price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We may not have sufficient resources to make these investments or to make the technological advances necessary to be competitive, which in turn will cause our business to suffer.

     Our reliance on developing vertically integrated technology, comprising systems, software and semiconductors, places a significant strain on our research and development resources. Competitors that focus on one aspect of technology, such as systems or semiconductors, may have a considerable advantage over us. In addition, many of our current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical and other resources. Many also have greater name recognition and a larger installed base of products than us. Competition in our markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than us to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete effectively, and any failure to do so would have a material adverse effect on our business and operating results.

        THE PRIMARY MARKET WE HAVE IDENTIFIED FOR OUR IP TELEPHONY SOFTWARE PRODUCTS, THE EMERGING TELECOMMUNICATIONS SERVICE PROVIDERS MARKET, MAY REDUCE OR DISCONTINUE ITS CURRENT LEVELS OF CAPITAL INVESTMENT WHICH WOULD IMPACT OUR ABILITY TO INCREASE OUR REVENUE AND PREVENT US FROM ACHIEVING PROFITABILITY

        The market for the services provided by telecommunications service providers who compete against traditional telephone companies has only begun to emerge, and many of these service providers are still building their infrastructure and rolling out their services. These telecommunications service providers require substantial capital for the development, construction and expansion of their networks and the introduction of their services. Financing may not be available to emerging telecommunications service providers on favorable terms, if at all. The inability of our current or potential emerging telecommunications service provider customers to acquire and keep customers, to successfully raise needed funds, or to respond to any other trends such as price reductions for their services or diminished demand for telecommunications services generally, could adversely affect their operating results or cause them to reduce their capital spending programs. If our customers or potential customers are forced to defer or curtail their capital spending programs, our sales to those telecommunication service providers may be adversely affected, which would have a material adverse effect on our business, financial condition and results of operations. In addition, many of the industries in which telecommunications service providers operate have recently experienced consolidation. The loss of one or more of our current or potential telecommunications service provider customers, through industry consolidation or otherwise, could reduce or eliminate our sales to such a customer and consequently have a material adverse effect on our business, financial condition and results of operations.

        WE DEPEND ON SUBCONTRACTED MANUFACTURERS TO MANUFACTURE SUBSTANTIALLY ALL OF OUR PRODUCTS, AND ANY DELAY OR INTERRUPTION IN MANUFACTURING BY THESE CONTRACT MANUFACTURERS WOULD RESULT IN DELAYED OR REDUCED SHIPMENTS TO OUR CUSTOMERS AND MAY HARM OUR BUSINESS

        We outsource the manufacturing of our semiconductors and IP telephony system products to independent foundries and subcontract manufacturers, respectively. Our primary semiconductor manufacturer is Taiwan Semiconductor Manufacturing Corporation. Subcontract system manufacturers include EFA Corporation in Taiwan. We also rely on Amkor Electronics in South Korea, Integrated Packaging Assembly Corporation in San Jose, California, and Digital Testing Services in Santa Clara, California, for packaging and testing of our semiconductors. We do not have long-term purchase agreements with our subcontract manufacturers or our component suppliers. There can be no assurance that our subcontract manufacturers will be able or willing to reliably manufacture our products, or that our component suppliers will be able or willing to reliably supply components for our products, in volumes, on a cost effective basis or in a timely manner. We may experience difficulties due to our reliance on independent semiconductor foundries, subcontract manufacturers and component suppliers that could have a material adverse effect on our business and operating results.

        WE MAY NOT BE ABLE TO MANAGE OUR INVENTORY LEVELS EFFECTIVELY WHICH MAY LEAD TO INVENTORY OBSOLESCENCE WHICH WOULD FORCE US TO LOWER OUR PRICES

        Our products have lead times of up to several months, and are built to forecasts that are necessarily imprecise. Because of our practice of building our products to necessarily imprecise forecasts, it is likely that, from time to time, we will have either excess or insufficient product inventory. Excess inventory levels would subject us to the risk of inventory obsolescence and the risk that our selling prices may drop below our inventory costs, while insufficient levels of inventory may negatively affect relations with customers. Any of these factors could have a material adverse effect on our operating results and business.

        WE DEPEND ON PURCHASE ORDERS FROM KEY CUSTOMERS AND FAILURE TO RECEIVE SIGNIFICANT PURCHASE ORDERS IN THE FUTURE WOULD CAUSE A DECLINE IN OUR OPERATING RESULTS

        Historically, a significant portion of our sales have been to relatively few customers, although the composition of these customers has varied. Revenues from our ten largest customers for the quarters ended June 30, 2000 and 1999, respectively, accounted for approximately 53% and 56%, respectively, of total revenues. Revenues from our ten largest customers for the fiscal years ended March 31, 2000 and 1999 accounted for 35% and 40%, respectively, of total revenues. Substantially all of our product sales have been made, and are expected to continue to be made, on a purchase order basis. None of our customers has entered into a long-term agreement requiring them to purchase our products. In the future, we will need to gain purchase orders for our products to earn additional revenue. Further, all of our license and other revenues are nonrecurring.

        THE IP TELEPHONY MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE DEPEND ON NEW PRODUCT INTRODUCTION IN ORDER TO MAINTAIN AND GROW OUR BUSINESS

        IP telephony is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture and sell new and enhanced products that provide increasingly higher levels of performance and reliability and lower cost, take advantage of technological advancements and changes, and respond to new customer requirements. Our success in designing, developing, manufacturing and selling such products will depend on a variety of factors, including:

-       the identification of market demand for new products;

-       product selection;

-       timely implementation of product design and development;

-       product performance and reliability;

-       the ability to manage long development cycles;

-       cost-effectiveness of products under development;

-       effective manufacturing processes; and

-       the success of promotional efforts.

        Additionally, we may also be required to collaborate with third parties to develop our products and may not be able to do so on a timely and cost-effective basis, if at all. We have in the past experienced delays in the development of new products and the enhancement of existing products, and such delays will likely occur in the future. If we are unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, if such new or enhanced products do not achieve sufficient market acceptance or if such new product introductions decrease demand for existing products our operating results would decline and our business would not grow.

        IF WE DO NOT DEVELOP AND MAINTAIN SUCCESSFUL PARTNERSHIPS FOR IP TELEPHONY PRODUCTS, WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR SOLUTIONS

        We are entering into new market areas and our success is partly dependent on our ability to forge new marketing and engineering partnerships. IP telephony communications systems are extremely complex and no single company possesses all the required technology components needed to build a complete end to end solution. Partnerships will be required to augment our development programs and to assist us in marketing complete solutions to our targeted customers. We may not be able to develop such partnerships in the course of our product development. Even if we do establish the necessary partnerships, we may not be able to adequately capitalize on these partnerships to aid in the success of our business.

        INABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY OR INFRINGEMENT BY US OF A THIRD PARTY'S PROPRIETARY TECHNOLOGY WOULD DISRUPT OUR BUSINESS

        We rely in part on trademark, copyright and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation and other written materials under trade secret and copyright law, which afford only limited protection. We also rely in part on patent law to protect our intellectual property in the United States and abroad. We currently hold nineteen United States patents, including patents relating to programmable integrated circuit architectures, telephone control arrangements, software structures and memory architecture technology, and have a number of United States and foreign patent applications pending. We cannot predict whether such patent applications will result in an issued patent. We may not be able to protect our proprietary rights in the United States or abroad (where effective intellectual property protection may be unavailable or limited) and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We have in the past licensed and in the future expect to continue licensing our technology to others, many of whom are located or may be located abroad. There are no assurances that such licensees will protect our technology from misappropriation. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business and operating results.

        There has been substantial litigation in the semiconductor, electronics and related industries regarding intellectual property rights, and from time to time third parties may claim infringement by us of their intellectual property rights. Our broad range of technology, including systems, digital and analog circuits, software and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liabilities for such infringement, which could be material, and we could be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. There can be no assurance that we will prevail in these discussions and actions, or that other actions alleging infringement by the Company of third-party patents will not be asserted or prosecuted against the Company.

        We rely on certain technology, including hardware and software licensed from third parties. In addition, we may be required to license technology from third parties in the future to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to obtain third-party licenses required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at a greater cost, any of which could seriously harm our business, financial condition and results of operations.

        OUR PRODUCTS MUST COMPLY WITH INDUSTRY STANDARDS AND FCC REGULATIONS, AND CHANGES MAY REQUIRE US TO MODIFY EXISTING PRODUCTS

        In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. IP telephony products rely heavily on standards such as H.323, Session Initiation Protocol (SIP), and Media Gateway Control Protocol (MGCP) to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. Furthermore, the industry has had difficulty achieving true multivendor interoperability for highly complex standards such as H.323. We also must comply with certain rules and regulations of the Federal Communications Commission regarding electromagnetic radiation and safety standards established by Underwriters Laboratories as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our IP telephony products, which would have a material adverse effect on our business and operating results.

        FUTURE REGULATION OR LEGISLATION COULD RESTRICT OUR BUSINESS OR INCREASE OUR COST OF DOING BUSINESS

        At present there are few laws or regulations that specifically address access to or commerce on the Internet, including IP telephony. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on our business, financial condition and results of operations. Regulation may be targeted towards, among other things, assessing access or settlement charges, imposing tariffs or imposing regulations based on encryption concerns or the characteristics and quality of products and services, which could restrict our business or increase our cost of doing business. The increasing growth of the broadband IP telephony market and popularity of broadband IP telephony products and services heighten the risk that governments will seek to regulate broadband IP telephony and the Internet. In addition, large, established telecommunications companies may devote substantial lobbying efforts to influence the regulation of the broadband IP telephony market, which may be contrary to our interests.

        WE MAY TRANSITION TO SMALLER GEOMETRY PROCESS TECHNOLOGIES AND HIGHER LEVELS OF DESIGN INTEGRATION WHICH COULD DISRUPT OUR BUSINESS

        We continuously evaluate the benefits, on an integrated circuit, product-by-product basis, of migrating to smaller geometry process technologies in order to reduce costs. We have commenced migration of certain future products to smaller geometry processes. We believe that the transition of our products to increasingly smaller geometries will be important for us to remain competitive. We have in the past experienced difficulty in migrating to new manufacturing processes, which has resulted and could continue to result in reduced yields, delays in product deliveries and increased expense levels. Moreover, we are dependent on relationships with our foundries and their partners to migrate to smaller geometry processes successfully. If any such transition is substantially delayed or inefficiently implemented we may experience delays in product introductions and incur increased expenses. As smaller geometry processes become more prevalent, we expect to integrate greater levels of functionality as well as customer and third-party intellectual property into our products. Some of this intellectual property includes analog components for which we have little or no experience or in-house expertise. We cannot predict whether higher levels of design integration or the use of third-party intellectual property will adversely affect our ability to deliver new integrated products on a timely basis, or at all.

        OUR ACQUISITION OF U|FORCE AND ANY FUTURE ACQUISITIONS MAY BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR DIVERT MANAGEMENT ATTENTION

        We announced our intention to acquire U|Force on May 19, 2000 and subsequently closed the transaction on June 30, 2000. There are significant risks associated with the assimilation and integration of U|Force, including:

        o unanticipated problems and costs associated with combining the businesses and integrating U|Force's products and technologies;

        o impact of integration efforts on management's attention to our core business;

        o adverse effects on existing business relationships with suppliers and customers;

        o risks associated with entering markets in which we have limited or no prior experience; and

        o potential loss of key employees, particularly those of the acquired organizations.

        If we are unable to successfully integrate U|Force or to create new or enhanced products, we may not achieve the anticipated benefits from the acquisition. If we fail to achieve the anticipated benefits from the acquisition, we may incur increased expenses, experience a shortfall in our anticipated revenues and we may not obtain a satisfactory return on our investment. In addition, if any significant number of U|Force employees fail to remain employed with us, we may experience difficulties in achieving the expected benefits of the acquisition.

        Beginning in our second quarter of fiscal 2001, we will begin to incur charges associated with the acquisition of U|Force. These charges will include amortization of intangible assets acquired and goodwill, as well as a write-off of in-process research and development. We expect these charges to be significant.

        IF WE DISCOVER PRODUCT DEFECTS, WE MAY HAVE PRODUCT-RELATED LIABILITIES WHICH MAY CAUSE US TO LOSE REVENUES OR DELAY MARKET ACCEPTANCE OF OUR PRODUCTS

        Products as complex as those offered by us frequently contain errors, defects and functional limitations when first introduced or as new versions are released. We have in the past experienced such errors, defects or functional limitations. We sell products into markets that are extremely demanding of robust, reliable, fully functional products. Therefore delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our credibility with our customers and adversely affect our ability to retain our existing customers and to attract new customers. Moreover, such errors, defects or functional limitations could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require significant expenditures of capital and resources by us. Despite testing by us, our suppliers or our customers may find errors, defects or functional limitations in new products after commencement of commercial production, resulting in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us, or the loss of credibility with our current and prospective customers.

        WE HAVE SIGNIFICANT INTERNATIONAL OPERATIONS, WHICH SUBJECTS US TO RISKS THAT COULD CAUSE OUR OPERATING RESULTS TO DECLINE

        Sales to customers outside of the United States represented 66%, 47% and 43% of total revenues in the first quarter ended June 30, 2000 and the fiscal years ended March 31, 2000 and 1999, respectively. Specifically, sales to customers in the Asia Pacific region represented 34%, 24% and 26% of our total revenues in the first quarter ended June 30, 2000 for the fiscal years ended March 31, 2000 and 1999, respectively, while sales to customers in Europe represented 32%, 23% and 17% of our total revenues for the same periods, respectively.

        International sales of our videoconferencing semiconductors will continue to represent a substantial portion of our product revenues for the foreseeable future. In addition, substantially all of our current products are, and substantially all of our future products will be, manufactured, assembled and tested by independent third parties in foreign countries. International sales and manufacturing are subject to a number of risks, including general economic conditions in regions such as Asia, changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable and difficulty in staffing and managing foreign operations. We are also subject to geopolitical risks, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade relationships, in connection with our international operations. A significant decline in demand from foreign markets could have a material adverse effect on our business and operating results.

        WE NEED TO HIRE AND RETAIN KEY PERSONNEL TO SUPPORT OUR PRODUCTS

        The development and marketing of our IP telephony products will continue to place a significant strain on our limited personnel, management and other resources. Competition for highly skilled engineering, sales, marketing and support personnel is intense because there are a limited number of people available with the necessary technical skills and understanding of our market, particularly in the San Francisco Bay area where our corporate headquarters is located. Any failure to attract, assimilate or retain qualified personnel to fulfill our current or future needs could impair our growth. We currently do not have employment contracts with any of our employees and we do not maintain key person life insurance policies on any of our employees.

        OUR STOCK PRICE HAS BEEN VOLATILE AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE

        The market price of the shares of our common stock has been and is likely to be highly volatile. It may be significantly affected by factors such as:

        o   actual or anticipated fluctuations in our operating results;

        o   announcements of technical innovations;

        o   loss of key personnel;

        o new products or new contracts by us, our competitors or their customers;

        o   governmental regulatory action; and

        o developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts and other factors which could be unrelated to, or outside our control.

        The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against the issuing company. If our stock price is volatile, we may also be subject to such litigation. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would disrupt business and could cause a decline in our operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will" or the negative of these terms or other comparable terminology.

        Forward looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in:

        o  this prospectus,

        o  in the materials referred to in this prospectus;

        o  in the materials incorporated by reference into this prospectus; and

        o  in our press releases.

        No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

        On June 30, 2000, in connection with our acquisition of U|Force, we issued to the former holders of U|Force securities a total of 1,447,523 shares of common stock and securities that are exchangeable for 2,107,730 shares of our common stock. All of the common stock registered for sale pursuant to this prospectus is, or upon conversion of outstanding exchangeable shares, will be held by the former holders of U|Force securities.

        Following our acquisition of U|Force, Jean-Luc Calonne was appointed as our Senior Vice President and Cyrille Thilloy was appointed as our Chief Technology Officer. In addition, the following UForce employees were appointed as Vice Presidents of Netergy: Michael Cook, John Hennessey, Jean-Marc Parenteau and Jean-Charles Phaneuf. None of the other selling stockholders has held any position or office or had a material relationship with us, except that certain of them are non-officer employees of U|Force, one of our operating subsidiaries.

        The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock, or securities exchangeable for shares of our common stock, by the selling stockholders, as of October 23, 2000. The table assumes that the selling stockholders sell all of the shares listed next to their names in the column entitled "Shares Being Offered." We are unable to determine the exact number of shares that will actually be sold. The selling stockholders may offer and sell the shares from time to time pursuant to the terms of this prospectus, as further discussed under the caption, "Plan of Distribution."

        The number and percentage of shares beneficially owned is based on 25,405,621 shares outstanding on October 23, 2000, determined in accordance with Rule 13d-3 of the Exchange Act. Under this rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of October 23, 2000 through exercise of any stock option or conversion of exchangeable shares. The ownership information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                            SHARES BENEFICIALLY OWNED                   SHARES BENEFICIALLY OWNED
                               PRIOR TO OFFERING                            AFTER OFFERING(1)
                            -------------------------  SHARES BEING     -------------------------
 NAME OF BENEFICIAL OWNER      NUMBER        PERCENT      OFFERED         NUMBER        PERCENT
 ------------------------      ------        -------      -------         ------        -------
9091-1215 Quebec Inc.         1,410,329        5.6      1,410,329               0           *

Jean-Luc Calonne(2)           1,240,277        4.9      1,231,864           8,413           *

Michael Cook(3)                 105,896         *         101,690           4,206           *

Danny Deschenes(4)                5,878         *           5,352             526           *

Mario Dorion(5)                  23,895         *          22,588           1,307           *

Alexandre Garneau(6)              6,404         *           5,352           1,052           *

John Hennessey(7)               105,896         *         101,690           4,206           *

Farid Lahdiri(8)                  4,779         *           2,676           2,103           *

Martin Leclerc(9)                23,895         *          22,588           1,307           *

Logibro Inc.                     37,194         *          37,194               0           *

Majed Haj Mohamad(10)             2,310         *           1,784             526           *

Jean-Marc Parenteau(11)         105,896         *         101,690           4,206           *

Jean-Charles Phaneuf(12)        105,649         *         101,690           3,959           *

Alain Provencher(13)             37,856         *          33,897           3,959           *

Marcel St.-Amant(14)              2,047         *           1,784             263           *

Cyrille Thilloy(15)             377,341        1.5        373,135           4,206           *

----------------------

* Represents beneficial ownership of less than 1% of common stock.

 (1) This registration statement also covers any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Netergy's outstanding shares of common stock.

 (2) Includes shares of common stock issuable in the following amounts upon conversion of exchangeable shares held by the following entities that are controlled by Mr. Calonne: 1,148,056 shares to 9090-1208 Quebec Inc., 65,251 shares to 9090-1109 Quebec Inc. and 18,557 shares to 9090-1166
     Quebec Inc. Each of the foregoing entities is a selling stockholder under this prospectus and all of the common stock issuable upon conversion of the exchangeable shares is registered for sale under this prospectus. Also includes 8,413 shares that Mr. Calonne has the right to acquire within 60 days upon exercise of an outstanding stock option.

 (3) Includes 101,690 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Cook, all of which are registered for sale under this prospectus, and 4,206 shares that Mr. Cook has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

 (4) Includes 5,352 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Deschenes, all of which are registered for sale under this prospectus, and 526 shares that Mr. Deschenes has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

 (5) Includes 22,588 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Dorion, all of which are registered for sale under this prospectus, and 1,307 shares that Mr. Dorion has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

 (6) Includes 5,352 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Garneau, all of which are registered for sale under this prospectus, and 1,052 shares that Mr. Garneau has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

 (7) Includes 101,690 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Hennessey, all of which are registered for sale under this prospectus, and 4,206 shares that Mr. Hennessey has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

 (8) Includes 2,676 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Lahdiri, all of which are registered for sale under this prospectus, and 2,103 shares that Mr. Lahdiri has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

 (9) Includes 22,588 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Leclerc, all of which are registered for sale under this prospectus, and 1,307 shares that Mr. Leclerc has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

(10) Includes 1,784 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Mohamad, all of which are registered for sale under this prospectus, and 526 shares that Mr. Mohamad has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

(11) Includes 101,690 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Parenteau, all of which are registered for sale under this prospectus, and 4,206 shares that Mr. Parenteau has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

(12) Includes 101,690 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Phaneuf, all of which are registered for sale under this prospectus, and 4,206 shares that Mr. Phaneuf has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

(13) Includes 33,897 shares of common stock issuable upon conversion of exchangeable shares held by Mr. Provencher, all of which are registered for sale under this prospectus, and 3,959 shares that Mr. Provencher has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

(14) Includes 1,784 shares of common stock issuable upon conversion of exchangeable shares held by Mr. St-Amant, all of which are registered for sale under this prospectus, and 263 shares that Mr. St-Amant has the right to acquire as of December 22, 2000 upon exercise of an outstanding stock option.

(15) Includes 373,135 shares of common stock issuable conversion of exchangeable shares held by 9090-1109 Quebec Inc., an entity controlled by Mr. Thilloy. 9090-1109 is a selling stockholder under this prospectus and all of the common stock issuable upon conversion of the exchangeable shares is registered for sale under this prospectus. Also includes 4,206 shares that Mr. Thilloy has the right to acquire within 60 days upon exercise of an outstanding stock option.

                              PLAN OF DISTRIBUTION

        We will not receive any proceeds from the sale of the shares. The shares are being offered on behalf of the selling stockholders. The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

        The sale of the shares may be effected in one or more of the following methods:

        - ordinary brokers' transactions, which may include long or short sales;

        - transactions involving cross or block trades or otherwise on the Nasdaq National Market;

        - purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

        - "at the market" to or through market makers or into an existing market for the shares;

        - in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

        - through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

        - any combination of the foregoing, or by any other legally available means.

        In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

        Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to Netergy Networks, Inc.

                                     EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended March 30, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

================================================================================

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, or a solicitation of an offer to buy, such securities by anyone in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there have been no change in the affairs of Netergy Networks, Inc. since the date as of which information is given in this Prospectus.


                                   ----------


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
WHERE YOU CAN FIND MORE INFORMATION..........................................2
THE COMPANY..................................................................2
RISK FACTORS.................................................................3
SELLING STOCKHOLDERS........................................................13
PLAN OF DISTRIBUTION........................................................15
LEGAL MATTERS...............................................................16
EXPERTS.....................................................................16



                             NETERGY NETWORKS, INC.

                                3,555,303 SHARES


                                       OF


                                  COMMON STOCK


                                ----------------

                                   PROSPECTUS

                                ----------------



                                November 2, 2000


================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The Registrant will pay all expenses incident to the offering and sale to the public of the share being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

        SEC registration fee..............................     $ 5,045
        Legal fees and expenses...........................      10,000
        Accounting fees and expenses......................      10,000
        Miscellaneous expenses............................       4,955
                                                               -------
                Total.....................................      30,000
                                                               =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article VI of the Bylaws of the Registrant provides that: (i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

        The Registrant's policy is to enter into an indemnification agreement having the form filed as Exhibit 10.1 to Registration Statement No. 333-15627 with each of its directors and executive officers, that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that directors and officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which such person provides services at the request of the Registrant. The Registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnification agreement, the Registrant's Bylaws or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party:

        (a) if a court of competent jurisdiction, by final judgment or decree, shall determine that (i) the claim or claims in respect of which indemnity is sought arise from an indemnitee's fraudulent, dishonest or willful misconduct, or (ii) such indemnity is not permitted under applicable law; or

        (b) on account of any suit in which judgment is rendered for an accounting of profits made from the purchase or sale by an indemnitee of securities of the Registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; or

        (c) for any acts or omissions or transactions from which a director may not be relieved or liability under the Delaware General Corporation Law; or

        (d) with respect to proceedings or claims initiated or brought voluntarily by an indemnitee and not by way of defense, except (i) with respect to proceedings brought in good faith to establish or enforce a right to indemnification under the indemnification agreement or any other statute or law, or (ii) at the Registrant's discretion, in specific cases if the Board of Directors of the Registrant has approved the initiation or bringing of such suit; or

        (e) for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) which have been paid directly to an indemnitee by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the Registrant; or

        (f) on account of any suit brought against an indemnitee for misuse or misappropriation of non-public information, or otherwise involving indemnitee's status as an "insider" of the Registrant, in connection with any purchase or sale by an indemnitee of securities of the Registrant.

        The indemnification provisions in the Bylaws and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act of 1933.

ITEM 16. EXHIBITS

           3.1(a)   Amended and Restated Certificate of the Company
           3.2      Certificate of Amendment of the Registrant, filed August 15, 2000
           3.3(a)   Bylaws of the Company
           4  (b)   Registration Rights Agreement, dated as of June 30, 2000,
                    by and among Netergy and parties identified on Exhibit A
                    thereto
           5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation.
          23.1      Consent of PricewaterhouseCoopers LLP, Independent
                    Accountants.
          23.2      Consent of Counsel (included in Exhibit 5.1)
          24.1      Power of Attorney (included on page II-4).

        (a) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-15627), as amended, declared effective on July 1, 1997.

        (b) Incorporated by reference from the Company's Current Report on Form 8-K filed July 14, 2000.

ITEM 17. UNDERTAKINGS

A.      UNDERTAKING REGARDING RULE 415 OFFERING

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.      UNDERTAKING IN RESPECT OF INDEMNIFICATION

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

D.      UNDERTAKING PURSUANT TO RULE 430A

        The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on November 2, 2000.

                                      Netergy Networks, INC.

                                      By: /s/ PAUL VOOIS
                                          --------------------------------------
                                          Paul Voois, PRESIDENT, CHAIRMAN OF THE
                                          BOARD AND CHIEF EXECUTIVE OFFICER


                                POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Paul Voois and David M. Stoll, and each of them individually, as attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the dates indicated in the capacities indicated.

            SIGNATURE                                   TITLE                            DATE
            ---------                                   -----                            ----
/s/ PAUL VOOIS                      President, Chairman of the Board and Chief     November 2, 2000
-------------------------------     Executive Officer (Principal Executive
Paul Voois                          Officer)

/s/ DAVID STOLL                     Chief Financial Officer and Vice President,    November 2, 2000
-------------------------------     Finance (Principal Financial and Accounting
David Stoll                         Officer)

                                    Director
-------------------------------
Lee Camp

                                    Director
-------------------------------
Bernd Girod

/s/ GUY L. HECKER                   Director                                       November 2, 2000
-------------------------------
Guy L. Hecker, Jr.

/s/ CHRISTOS LAGOMICHOS             Director                                       November 2, 2000
-------------------------------
Christos Lagomichos

/s/ JOSEPH MARKEE                   Director                                       November 2, 2000
-------------------------------
Joseph Markee

/s/ WILLIAM TAI                     Director                                       November 2, 2000
-------------------------------
William Tai

                                INDEX TO EXHIBITS

         3.1(a)   Amended and Restated Certificate of the Company
         3.2      Certificate of Amendment of the Registrant, filed August 15, 2000
         3.3(a)   Bylaws of the Company
         4  (b)   Registration Rights Agreement, dated as of June 30, 2000,
                  by and among Netergy and parties identified on Exhibit A
                  thereto
         5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                  Corporation.
        23.1      Consent of PricewaterhouseCoopers LLP, Independent Accountants.
        23.2      Consent of Counsel (included in Exhibit 5.1)
        24.1      Power of Attorney (included on page II-4).

(a) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-15627), as amended, declared effective on July 1, 1997.

(b) Incorporated by reference from the Company's Current Report on Form 8-K filed July 14, 2000.